Exhibit (e)(1)

Excerpts from Carbonite, Inc.’s Definitive Proxy Statement on Schedule 14A relating to the 2014 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on April 15, 2014.

COMPENSATION DISCUSSION AND ANALYSIS

This section discusses the principles underlying our policies and decisions with respect to the compensation of our executive officers who are named in the “2013 Summary Compensation Table” and the most important factors relevant to an analysis of these policies and decisions. These “named executive officers” for 2013 were:

•	David Friend, president and chief executive officer;

•	Anthony Folger, chief financial officer and treasurer;

•	Swami Kumaresan, executive vice president of product and engineering, whose employment with us will terminate effective July 31, 2014;

•	Danielle Sheer, vice president and general counsel; and

•	Peter Lamson, senior vice president of sales and marketing.

The philosophy of how we will compensate our executive officers in the future may not be the same as how they have been compensated previously. We expect that the Compensation Committee will continue to review, evaluate, and modify our executive compensation framework.

Overview

We recognize that our ability to excel depends on the integrity, knowledge, imagination, skill, diversity, and teamwork of our employees. To this end, we strive to create an environment of mutual respect, encouragement, and teamwork that rewards commitment and performance and that is responsive to the needs of our employees. The principles and objectives of our compensation and benefits programs for our employees generally, and for our named executive officers specifically, are to:

•	attract, engage, and retain individuals of superior ability, experience, and managerial talent, enabling us to be an employer of choice in the highly-competitive and dynamic technology industry;

•	align compensation incentives with our corporate strategies, business, and financial objectives and the long-term interests of our stockholders;

•	motivate and reward executives whose knowledge, skills, and performance ensure our continued success; and

•	ensure that total compensation is fair, reasonable, and competitive.

Most of our compensation components simultaneously fulfill one or more of these principles and objectives. These components consist of (1) base salary, (2) performance bonuses, (3) equity incentives, (4) perquisites and health and welfare benefits, (5) 401(k) plan retirement savings opportunities, and (6) post-termination benefits. We view each component of executive compensation as related but distinct, and we review total compensation of our executive officers to ensure that our overall compensation objectives are met. Not all elements are provided to all named executive officers. Instead, we determine the appropriate level for each compensation component in part based on reference to the compensation offered to similarly situated executives at a peer group of companies as well as on the market experience of members of the Compensation Committee and the insight of the Compensation Committee’s independent compensation consultant. In addition, we consider internal equity and consistency, the length of service of our executive officers, our overall performance, and other considerations that the Compensation Committee deems relevant.

Our philosophy is to make a greater percentage of an executive officer’s compensation tied to stockholder returns by keeping cash compensation to a nominally competitive level while providing the opportunity to be well-rewarded through equity if we perform well over time. We believe that because the achievement of our business and financial objectives will be reflected in the value of our equity, our executive officers will be incentivized to achieve these objectives when a portion of their compensation is tied to the value of our equity. To this end, we use stock options and restricted stock units as a significant component of compensation because we believe that this best ties individual compensation to the creation of stockholder value. We believe that stock-based compensation is a significant motivator in attracting employees to internet-related and other technology companies.

Each of the primary elements of our executive compensation program is discussed in more detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation programs are designed to be flexible and complementary and to collectively serve all of the executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that each individual element, to some extent, serves each of our objectives.

Stockholder Advisory Vote on Executive Compensation

At our 2013 annual meeting of stockholders our stockholders approved, on an advisory (non-binding) basis, the compensation of our named executive officers. Our Compensation Committee reviewed the result of the stockholders’ advisory vote on executive compensation and, in light of the approval by a substantial majority of our stockholders of the compensation programs described in our 2013 proxy statement, our Compensation Committee did not implement changes to our executive compensation programs as a result of the stockholders’ advisory vote.

Compensation Determination Process

Our executive compensation process reflects our stage of development as a company. Initial compensation for newly hired executives generally reflects the outcome of a negotiated recruitment and hiring process, including the executive’s compensation with prior employers and other possible opportunities available to the executive at the time of hiring. Therefore, some differences in compensation among our executive officers reflect the timing and circumstances of hiring as well as length of service with us.

Our Board determines compensation for our executive officers based on recommendations from our Compensation Committee and our chief executive officer. In light of his daily involvement in our executive team’s efforts, our chief executive officer has been and will continue to be heavily involved in the determination of compensation for our other executive officers, although he does not participate in Board discussions regarding his own compensation and he abstains from voting in sessions where our Board acts on his compensation. Members of our human resources, finance, and legal departments attend Board and Compensation Committee meetings from time-to-time and provide background on materials presented to the Board and Compensation Committee.

Except as described below, we have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and current compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.

Independent Compensation Consultant

In order to assist our Compensation Committee in making recommendations to our Board regarding executive compensation, in September 2011, the Compensation Committee engaged Compensia, Inc., a management consulting firm providing executive compensation advisory services, as its independent consultant. Our Compensation Committee instructed Compensia to review and evaluate our executive compensation program, including the philosophy and objectives of the program and its specific components, which include base salary, target total cash compensation, target bonus opportunities, and equity ownership, and to provide advice on compensation levels. Our Compensation Committee reviewed the data and advice provided by Compensia in determining executive compensation for 2013, but such information is only one of many factors that our Compensation Committee considered in setting executive compensation.

In July 2013, our Compensation Committee engaged Radford, an Aon Hewitt Company, to make recommendations to our Board regarding future executive and non-employee director compensation.

Compensia was, and Radford is, directly accountable to the Compensation Committee for the performance of their services. In their roles as advisors to the Compensation Committee, a senior representative of Compensia was, and a senior representative of Radford is, available to attend meetings of the Compensation Committee if requested and to otherwise consult with members of the Compensation Committee as necessary. Compensia also provided, and Radford also provides, assistance to the Compensation Committee on determining financial and operational performance goals and advice on rules, regulations, and general compensation trends regarding executive compensation.

The Compensation Committee has considered and assessed all relevant factors, including but not limited to those set forth in Rule 10C-1(b)(4)(i) through (vi) under the Exchange Act, that could give rise to a potential conflict of interest with respect to Compensia and Radford. Based on this review, we are not aware of any conflict of interest that has been raised by the work performed by Compensia or Radford.

In the future, we expect that our Compensation Committee may continue to engage an independent compensation consulting firm to provide advice and data regarding our executive compensation and related matters.

Competitive Positioning

We operate in a competitive labor environment, particularly in the geographic areas in which we maintain a presence. As such, our Compensation Committee believes that it is important to review the executive compensation practices of companies that are similar in business and size to us to ensure that our executive compensation program is competitive and to assist us in meeting our overall executive compensation objectives.

In establishing base salaries, performance bonus opportunities, and equity award levels for 2013, the Compensation Committee reviewed the competitive market analysis prepared by Compensia in 2011. Compensia developed, with the assistance and approval of the Compensation Committee, a peer group comprised of high-growth, small business/consumer facing companies with a focus on software-as-a-service businesses that were U.S. based and publicly traded as of the date on which the group was developed. These companies, which we refer to as the Peer Group, are as follows: Bazaarvoice, Inc.; Callidus Software, Inc.; Convio, Inc.; CornerStone OnDemand, Inc.; Keynote Systems, Inc.; LivePerson, Inc.; LogMeIn, Inc.; Marchex, Inc.; Opentable, Inc.; Responsys, Inc.; Sciquest, Inc.; SPS Commerce, Inc.; Stamps.com Inc.; Support.com, Inc.; Tangoe, Inc.; TechTarget, Inc.; Vocus, Inc.; XO Group, Inc.; and Zillow, Inc. Once the Peer Group was established, Compensia undertook a process to match each of our executive positions, which in some cases do not follow traditional parameters, with those of the companies in the Peer Group.

In establishing base salaries, performance bonus opportunities, and equity award levels for 2014, the Compensation Committee directed Radford to conduct a competitive market analysis and to match each of our executive positions, which in some cases do not follow traditional parameters, with those of companies identified in the market analysis. Radford developed, with the assistance and approval of the Compensation Committee, a peer group based on the same criteria described above. These companies are as follows: Bazaarvoice, Inc.; Brightcove, Inc.; Callidus Software, Inc.; eGain Corporation; Guidance Software, Inc.; Keynote Systems, Inc.; LivePerson, Inc.; LogMeIn, Inc.; Marchex, Inc.; Market Leader, Inc.; PROS Holdings, Inc.; Responsys, Inc.; Sciquest, Inc.; SPS Commerce, Inc.; Stamps.com Inc.; Support.com, Inc.; Tangoe, Inc.; TechTarget, Inc.; Vocus, Inc.; XO Group, Inc.; and Zix Corporation.

In the future, we expect that our Compensation Committee will continue to consider competitive market data as one of many factors when determining base salary, cash bonuses, and equity awards to executive officers.

Executive Compensation Program Components

Base Salaries

The base salaries for our named executive officers were initially established through arm’s-length negotiation at the time that each executive was hired, taking into account the executive’s qualifications, experience, and prior salary. Base salaries of our named executive officers are approved and reviewed periodically by our Board, based on the recommendations of our Compensation Committee and our chief executive officer. For 2013, our Compensation Committee recommended base salaries for each of our executives after considering the base compensation paid to similarly situated executives within the Peer Group and making an assessment of each executive officer’s responsibilities, individual contribution, prior experience, sustained performance, current salary, equity ownership, and the amounts paid to such executive officer’s peers inside our company. Base salaries are also reviewed in the case of promotions or other significant changes in responsibility.

Effective January 1, 2012, after considering the factors described above, our Board, based on the recommendation of our Compensation Committee, increased the base salaries of Messrs. Friend and Kumaresan to $340,000 and $260,000, respectively, and Messrs. Friend’s and Kumaresan’s base salaries remained at these levels through 2013. In June 2012, Ms. Sheer’s base salary was increased to $250,000 in connection with her promotion to the position of vice president, and Ms. Sheer’s base salary remained at this level through 2013. In January 2013, after considering the factors described above, our Board, based on the recommendation of our Compensation Committee, increased Mr. Lamson’s base salary to $275,000, and Mr. Lamson’s base salary remained at this level through 2013. Mr. Folger’s base salary for 2013 was $280,000, the level at which it was set in connection with his hiring effective January 2, 2013.

The actual base salaries paid to our named executive officers in 2013 are set forth in the “2013 Summary Compensation Table.”

Effective March 1, 2014, our Compensation Committee recommended base salaries for each of our executives after giving consideration to the base compensation paid to similarly situated executives at peer companies and making an assessment of each executive officer’s responsibilities, individual contribution, prior experience, sustained performance, current salary, equity ownership, and the amounts paid to such executive officer’s peers inside our company. Our Board, based on the recommendation of our Compensation Committee, set the base salaries of Messrs. Friend, Folger, Kumaresan, Lamson and Ms. Sheer at $340,000, $300,000, $267,800, $283,300 and $257,500, respectively.

Annual Cash Bonuses

Under our executive cash bonus arrangements, we make cash bonus opportunities available to our executive officers, including our named executive officers, based upon attainment of key corporate operating metrics, each of which are established annually. Our Compensation Committee annually measures the attainment of these metrics and goals, and bonuses, if earned, are paid at the end of each fiscal year or more frequently as recommended by the Compensation Committee. The key corporate operating metrics to which a portion of executive bonus compensation is tied, generally conform to the financial and operating targets contained in our internal budget and operating plan that is developed by our management and approved by our Board.

2013 Cash Bonuses

In 2013, our Compensation Committee recommended, and our Board approved, cash bonus arrangements for our executive officers, including our named executive officers. Our Compensation Committee recommended target bonuses for each of our executives for 2013 after considering annual cash bonuses paid to similarly situated executives within the Peer Group and other factors such as each executive officer’s responsibilities, individual contributions, prior experience, sustained performance, current salary, equity ownership, and the target bonuses of such executive officer’s peers inside our company. Consistent with this recommendation, our Board set the target 2013 bonus amounts for each of our named executive officers, reflected as a percentage of the applicable executive’s base salary, at 75% for Mr. Friend, 40% for Mr. Folger, 35% for Mr. Kumaresan, 30% for Ms. Sheer, and 45% for Mr. Lamson.

The 2013 bonus arrangements tied payment of target executive cash bonuses to specific levels of our bookings and free cash flow for 2013, with 60% of the bonus tied to bookings and 40% of the bonus tied to free cash flow. The portion of the target bonus amounts with respect to bookings and free cash flow would be earned by the executives if we achieved the targets approved by our Board. As set forth in the table below, the executives were entitled to receive partial bonus payments if we partially achieved our bookings and free cash flow targets, and bonuses in excess of the target bonus amounts if we achieved greater than 100% of our bookings and free cash flow targets. These bookings and free cash flow targets were developed by our Compensation Committee with input from our chief executive officer and chief financial officer and were designed to be difficult to achieve. For the definitions of bookings and free cash flow and reconciliations of (i) bookings to revenue and (ii) free cash flow to cash provided by (used in) operating activities, see our Annual Report on Form 10-K for the year ended December 31, 2013.

The executive officers would earn partial bonus payments based on achieving at least 87.5% of the bookings target, and would earn an additional bonus for additional bookings, as set forth in the following table:

Percent of Bookings Target Achieved	Percent of Bookings-based Bonus Earned
Less than 87.5%	0%

87.5%-100%	37.5% if 87.5% of the bookings target is achieved, increased by 5% for each additional percent of the bookings target achieved

More than 100%	100% if 100% of the bookings target is achieved, increased by 12.5% of each additional percent of the bookings target achieved, up to a maximum bookings-related bonus of 200%

The executive officers would earn 50% of the free cash flow-based component of bonus payments if we achieved free cash flow of $0, and would earn an additional bonus for additional free cash flow measured relative to the free cash flow target (with 0% of the free cash flow target representing $0 in free cash flow), as set forth in the following table:

Percent of Free Cash Flow Target Achieved	Percent of Free Cash Flow-based Bonus Earned
0%-100%	50% if 0% of the free cash flow target is achieved, increased by 0.5% for each additional percent of the free cash flow target achieved

More than 100%	100% if 100% of the free cash flow target is achieved, increased by 5% for each additional percent of the free cash flow target achieved, up to a maximum free cash flow-related bonus of 200%

The actual bonuses paid to our named executive officers in 2013 are set forth in the “2013 Summary Compensation Table.” In 2013, each of our named executive officers received 95% of his or her target bonus. All bonuses paid in 2013 to our named executive officers were paid in cash.

2014 Cash Bonuses

For 2014, the target bonus percentages for our named executive officers remain unchanged relative to 2013, except that Ms. Sheer’s target bonus percentage has been increased to 35%. The 2014 bonus arrangements tied payment of target executive cash bonuses to specific levels of our new (as opposed to renewal) small business bookings and free cash flow for 2014, 60% of the bonus tied to new small business bookings and 40% of the bonus tied to free cash flow. The portion of the target bonus amounts with respect to new small business bookings and free cash flow will be earned by the executives if we achieve the targets approved by our Board. As set forth in the table below, the executives will be entitled to receive partial bonus payments if we partially achieve our new small business bookings and free cash flow targets, and bonuses in excess of the target bonus amounts if we achieve greater than 100% of our new small business bookings and free cash flow targets, and at least 100% of our overall bookings targets. These new small business bookings and free cash flow targets were developed by our Compensation Committee with input from our chief executive officer and chief financial officer and were designed to be difficult to achieve.

For 2014, the executive officers would earn partial bonus payments based on achieving at least 94% of the new small business bookings target, and would earn an additional bonus for additional new small business bookings, as set forth in the following table:

Percent of New Small Business Bookings Target Achieved	Percent of Bookings-based Bonus Earned
Less than 94%	0%

94%-100%	25% if 94% of the new small business bookings target is achieved, increased by 12.5% for each additional percent of the new small business bookings target achieved

More than 100%	100% if 100% of the new small business bookings target is achieved and if 100% of the total bookings target is achieved, increased by 3.125% of each additional percent of the new small business bookings target achieved, up to a maximum bookings-related bonus of 200%

For 2014, the executive officers would earn partial bonus payments based on achieving at least 80% of the free cash flow target, and would earn an additional bonus for additional free cash flow, as set forth in the following table:

Percent of Free Cash Flow Target Achieved	Percent of Free Cash Flow-based Bonus Earned
Less than 80%	0%

80%-100%	60% if 80% of the free cash flow target is achieved, increased by 2% for each additional percent of the free cash flow target achieved

More than 100%	100% if 100% of the free cash flow target is achieved and if 100% of the total bookings target is achieved, increased by 2.5% for each additional percent of the free cash flow target achieved, up to a maximum free cash flow-related bonus of 200%

Equity Incentives

The goal of our equity incentive awards is to align the interests of our named executive officers with the interests of our stockholders. Vesting is based on continued employment; therefore, our equity incentive awards also encourage the retention of our named executive officers through the vesting period of the awards. In determining the size of the equity incentives to be awarded to our named executive officers, we take into account a number of internal factors, such as the relative job scope, the value of outstanding equity awards, individual performance history, prior contributions to us, and the size of prior awards, as well as external factors such as the levels of unvested stock options held by our executive officers in relation to similarly situated executives within the Peer Group.

To reward and retain our named executive officers in a manner that best aligns their interests with stockholders’ interests, we historically used stock options as the primary incentive vehicles for long-term compensation. We believe that stock options are an effective tool for meeting our compensation goal of increasing long-term stockholder value by tying the value of the stock options to our future performance. Since our named executive officers are able to profit from their stock options only if our stock price increases relative to the option exercise price, we believe that stock options provide meaningful incentives to them to achieve increases in the value of our stock over time. In addition, for 2014, we introduced restricted stock units as a limited element of executive equity compensation so that, in the interest of executive retention, our executives would obtain value from their equity interests independent of appreciation in the market price of our stock.

We use equity grants to compensate our named executive officers both in the form of initial grants in connection with the commencement of employment and additional, or “refresher,” grants. Our Compensation Committee and Board consider the award of refresher grants on an annual basis; however, our Board retains discretion to make equity grants to our employees, including our named executive officers, at any time, including in connection with the promotion of an employee, to reward an employee, for retention purposes, or for other circumstances recommended by management.

Initial equity grants to our named executive officers typically vest over a four-year period as follows: 25% of the securities underlying the award vest on the first anniversary of the vesting commencement date, which is typically the date of hire, and the remainder of the securities underlying the award vest in equal quarterly installments over the remaining three years thereafter. Refresher grants typically vest in equal quarterly installments over four years from the vesting commencement date, which is typically the date of grant. From time-to-time, we may use alternative vesting schedules when such alternative schedules better align the interests of our named executive officers with those of our stockholders. We believe that these vesting schedules appropriately encourage long-term employment with us while allowing our executives to realize compensation in line with the value they have created for our stockholders.

In January 2013, based on the recommendation of the Compensation Committee, our Board granted to each of our named executive officers and certain of our senior employees options to purchase shares of our Common Stock based on the standard vesting terms described above. The number of shares of our Common Stock subject to each such option grant was determined based on the current and projected value of existing equity awards and the percentage of such existing equity awards that have vested, relative to similarly situated executives within the Peer Group and individual and company performance.

In February 2014, based on the recommendation of the Compensation Committee, our Board made refresher option grants and restricted stock unit grants to each of our named executive officers then employed by us and certain of our other senior employees based on the standard vesting terms described above.

We do not have any securities ownership requirements for our named executive officers.

Retirement savings

All of our full-time employees in the U.S., including our named executive officers, are eligible to participate in our 401(k) plan. Pursuant to our 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of this reduction contributed to our 401(k) plan. We did not contribute to this 401(k) plan for the year ended December 31, 2011. Effective January 1, 2012, we have elected to make a matching contribution of up to 4% of each employee’s wages.

Perquisites and Other Personal Benefits

From time-to-time, our Board has provided certain of our named executive officers with perquisites or other personal benefits that we believe are reasonable in nature and amount. We do not view perquisites as a significant element of our executive compensation program, but do believe they can be useful in attracting, motivating, and retaining executive talent. We believe that these additional benefits may assist our executive officers in performing their duties and provide time efficiencies for our executive officers in appropriate circumstances, and we may consider providing additional perquisites in the future.

As the result of arm’s-length negotiations in connection with the offer letter that we entered into with Mr. Folger in November 2012, we paid Mr. Folger a signing bonus of $50,000 in January 2013.

In the future, we may provide additional perquisites to our executive officers as an element of their overall compensation structure. We do not expect these perquisites to be a significant element of our compensation structure. All future practices regarding perquisites will be approved and subject to periodic review by our Compensation Committee.

Termination-Based Compensation

In connection with the severance agreement that we entered into with Mr. Friend, we have agreed to provide Mr. Friend severance benefits if his employment is terminated by us without cause or if he is constructively terminated by us. In such an event, Mr. Friend is entitled to continued payment of his base salary for twelve months and an additional payment in an amount equal to twelve times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. In addition, upon a change in control of our company, Mr. Friend is also entitled to full vesting acceleration with respect to his unvested options if he is terminated without cause or if he is constructively terminated prior to the first anniversary of the change in control. For a further description of Mr. Friend’s severance agreement, see “—Severance Provisions” below.

As the result of arm’s-length negotiations in connection with the offer letter that we entered into with Mr. Folger, we have agreed to provide Mr. Folger with severance benefits if his employment is terminated by us without cause or if he is constructively terminated by us. In such an event, Mr. Folger is entitled to continued payment of his base salary for six months and an additional payment in an amount equal to six times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Further, if prior to the first anniversary of a change in control, Mr. Folger is terminated by us without cause or if he is constructively terminated, Mr. Folger is entitled to full vesting acceleration with respect to his unvested options. For a further description of Mr. Folger’s offer letter, see “—Offer Letter Agreements” below.

As the result of arm’s-length negotiations in connection with the offer letter, as amended, that we entered into with Mr. Kumaresan, we have agreed to provide Mr. Kumaresan with severance benefits if his employment is terminated by us without cause or if he is constructively terminated by us. In such an event, Mr. Kumaresan is entitled to continued payment of his base salary for six months and an additional payment in an amount equal to six times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Further, if prior to the first anniversary of a change in control, Mr. Kumaresan is terminated by us without cause or if he is constructively terminated, Mr. Kumaresan is entitled to full vesting acceleration with respect to his unvested options. On April 12, 2014, in connection with his termination of employment, we granted Mr. Kumaresan the right to exercise his vested stock options for a period of two years following the effective date of termination. For a further description of Mr. Kumaresan’s offer letter, see “—Offer Letter Agreements” below.

As the result of arm’s-length negotiations in connection with the amended and restated offer letter that we entered into with Ms. Sheer, we have agreed to provide Ms. Sheer with severance benefits if her employment is terminated by us without cause or if she is constructively terminated by us. In such an event, Ms. Sheer is entitled to continued payment of her base salary for three months and an additional payment in an amount equal to three times our contribution amount for the monthly health insurance premium for her during the month immediately prior to termination. Further, if prior to the first anniversary of a change in control, Ms. Sheer is terminated by us without cause or if she is constructively terminated, Ms. Sheer is entitled to continued payment of her base salary for three additional months and an additional payment in an amount equal to three times our contribution amount for the monthly health insurance premium for her during the month immediately prior to termination. Ms. Sheer is also entitled to full vesting acceleration with respect to her unvested options if she is terminated without cause or if she is constructively terminated prior to the first anniversary of a change in control. For a further description of Ms. Sheer’s offer letter, see “—Offer Letter Agreements” below.

As the result of arm’s-length negotiations in connection with the offer letter, as amended, that we entered into with Mr. Lamson, we have agreed to provide Mr. Lamson with severance benefits if his employment is terminated by us without cause or if he is constructively terminated by us. In such an event, Mr. Lamson is entitled to continued payment of his base salary for three months and an additional payment in an amount equal to three times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Further, if prior to the first anniversary of a change in control, Mr. Lamson is terminated by us without cause or if he is constructively terminated, Mr. Lamson is entitled to full vesting acceleration with respect to his unvested options. For a further description of Mr. Lamson’s offer letter, see “—Offer Letter Agreements” below.

The benefits payable to Messrs. Friend, Folger, Kumaresan, and Lamson and Ms. Sheer upon a termination of each such individual’s employment is set forth below in the section entitled “Potential Payments Upon Termination, Upon a Change in Control, and Upon Termination Following a Change in Control.”

Tax considerations

Our Board has considered the potential future effects of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), on the compensation paid to our executive officers. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for such corporation’s president and chief executive officer and each of such corporation’s next three most highly compensated executive officers (other than its chief financial officer), unless the compensation is “performance based” or based on another available exemption. Our Compensation Committee has adopted a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m). As such, in approving the amount and form of compensation for our executive officers, our Compensation Committee has considered all elements of the cost to our company of providing such compensation, including the potential impact of Section 162(m). However, our Compensation Committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Taxation of “parachute” payments and deferred compensation

We did not provide any executive officer, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Code during 2013, and we have not agreed and are not otherwise obligated to provide any executive officer with such a “gross-up” or other reimbursement. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that we, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on the individual in the event that an executive officer, director, or other service provider received “deferred compensation” that does not meet the requirements of Section 409A of the Code.

Accounting treatment

Authoritative accounting guidance on stock compensation requires companies to measure the compensation expense for all stock-based payment awards made to employees and directors, including stock options, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our named executive officers may never realize any value from their respective awards. Authoritative accounting guidance also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

2013 Summary Compensation Table

The following table summarizes the compensation earned by our chief executive officer, chief financial officer and each of our three other most highly compensated executive officers during the years ended December 31, 2013, 2012, and 2011. We refer to these officers in this Proxy Statement as our named executive officers.

Name and Principal Position	Year	Salary ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($)	Total ($)
David Friend,	2013	340,000	1,141,137	240,975	(351,684)	1,773,796
President and Chief Executive Officer	2012	340,000	1,282,701	—	(4,154,572)	1,777,273
	2011	297,500	2,024,430	100,706	(511,890)	2,434,526

Anthony Folger, Chief Financial Officer	2013	279,102	852,828	155,501	(514,513)	1,301,943

Swami Kumaresan, Executive Vice President of Product and Engineering (7)	2013	260,000	242,795	89,996	(56,250)	596,042
	2012	260,000	403,139	—	(56,250)	667,450
	2011	231,667	539,848	80,565	(55,231)	857,311

Danielle Sheer, Vice President and General Counsel	2013	250,000	97,118	70,875	(510,136)	428,129
	2012	210,000	382,645	27,926	(56,797)	627,367
	2011	144,667	127,205	20,000	(56,804)	298,675

Peter Lamson, Senior Vice President of Sales and Marketing	2013	275,000	242,795	116,944	(6,129,171)	763,910
	2012	260,000	403,139	—	(784,607)	747,746
	2011	250,000	909,644	83,462	(513,704)	1,256,810

(1)	The amounts reported in this column represent the aggregate grant date fair value of stock option awards, calculated in accordance with FASB ASC Topic 718, except that no forfeiture assumptions were included. For a discussion of the assumptions made in the valuations reflected in this column, see Note 10 of the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2013. Note that amounts reported in this column reflect the accounting cost for these stock option awards, and do not correspond to the actual economic value that may be received by the recipients of these stock option awards.
(2)	The amounts reported in this column represent cash bonuses paid by the Company.
(3)	The amount reported represents $41,058 in income from the exercise of non-qualified stock options and $10,626 in health care premiums paid by the Company.
(4)	The amount reported represents $144,270 in income from the exercise of non-qualified stock options and $10,302 in health care premiums paid by the Company.
(5)	The amount reported represents health care premiums paid by the Company.
(6)	The amount reported represents $114,658 in income from the exercise of non-qualified stock options and $14,513 in health care premiums paid by the Company.
(7)	The amount reported represents $75,000 related to a discretionary cash bonus and $9,607 in health care premiums paid by the Company.
(8)	Mr. Kumaresan’s employment with us will terminate effective July 31, 2014.

2013 Grants of Plan-Based Awards Table

The following table provides information regarding grants of plan-based awards made during the year ended December 31, 2013 to each of our named executive officers.

		Equity Incentive Plan Awards
Name	Non-Equity Incentive Plan Compensation ($)	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#) (1)	Exercise Price of Option Awards ($/SH)	Grant Date Fair Value of Stock Option Awards ($) (2)
David Friend	—	1/31/2013	235,000	9.62	1,141,137

Anthony Folger	—	1/31/2013	175,000	9.62	852,828
Swami Kumaresan (3)	—	1/31/2013	50,000	9.62	242,795
Danielle Sheer	—	1/31/2013	20,000	9.62	97,118
Peter Lamson	—	1/31/2013	50,000	9.62	242,795

(1)	The vesting of each stock option granted in 2013 is set forth in the 2013 Outstanding Equity Awards at Fiscal Year-End Table below.
(2)	The amounts reported in this column represent the aggregate grant date fair value of stock option awards, calculated in accordance with FASB ASC Topic 718, except that no forfeiture assumptions were included. For a discussion of the assumptions made in the valuations reflected in this column, see Note 10 of the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2013. Note that amounts reported in this column reflect the accounting cost for these stock option awards, and do not correspond to the actual economic value that may be received by the recipients of these stock option awards.
(3)	Mr. Kumaresan’s employment with us will terminate effective July 31, 2014.

2013 Outstanding Equity Awards at Fiscal Year-End Table

The following table shows grants of stock options outstanding on December 31, 2013, the last day of our fiscal year, to each of our named executive officers.

Name	Date of Grant	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Expiration Date
David Friend	11/14/2009	11/14/2009	(1)	5,250	5,250	2.64	11/14/2019
	12/15/2011	12/15/2011	(3)	180,000	120,000	12.88	12/15/2021
	1/24/2012	1/24/2012	(1)	102,812	132,188	10.26	1/24/2022
	1/31/2013	1/31/2013	(1)	44,063	190,937	9.62	1/31/2023

Anthony Folger	1/31/2013	1/31/2013	(4)	—	175,000	9.62	1/31/2023

Swami Kumaresan (7)	11/14/2009	1/14/2009	(1)	37,500	—	2.64	11/14/2019
	11/14/2009	1/14/2009	(2)	14,062	4,688	2.64	11/14/2019
	11/14/2009	1/14/2009	(5)	11,601	—	2.64	11/14/2019
	12/15/2011	12/15/2011	(3)	48,000	32,000	12.88	12/15/2021
	1/24/2012	1/24/2012	(1)	21,875	28,125	10.26	1/24/2022
	10/17/2012	10/17/2012	(6)	40,000	—	6.63	10/17/2022
	1/31/2013	1/31/2013	(1)	9,375	40,625	9.62	1/31/2023

Danielle Sheer	9/10/2009	9/21/2009	(4)	10,313	—	1.31	9/10/2019

	10/20/2010	10/20/2010	(1)	3,750	1,250	5.15	10/20/2020
	8/16/2011	7/20/2011	(1)	2,813	2,187	10.00	7/20/2021
	12/15/2011	12/15/2011	(3)	9,000	6,000	12.88	12/15/2021
	1/24/2012	1/24/2012	(1)	6,563	8,437	10.26	1/24/2022
	7/27/2012	7/27/2012	(1)	15,625	34,375	9.02	7/27/2022
	10/17/2012	10/17/2012	(1)	5,000	15,000	6.63	10/17/2022
	1/31/2013	1/31/2013	(1)	3,750	16,250	9.62	1/31/2023

Peter Lamson	12/16/2010	1/03/2011	(4)	36,917	21,875	5.15	12/16/2020
	12/15/2011	12/15/2011	(3)	30,000	20,000	12.88	12/15/2021
	1/24/2012	1/24/2012	(1)	21,875	28,125	10.26	1/24/2022
	10/17/2012	10/17/2012	(6)	40,000	—	6.63	10/17/2022
	1/31/2013	1/31/2013	(1)	9,375	40,625	9.62	1/31/2023

(1)	These stock options vest as to the shares subject to the options in equal quarterly installments over four years commencing on the date of grant until all shares subject to the options are vested.
(2)	These stock options vest as to the shares subject to the options in equal quarterly installments over four years commencing on the 15th month anniversary of the date of grant until all shares subject to the options are vested.
(3)	These stock options vest over three years with 30% of the shares subject to the options vesting in equal quarterly installments over the first year following the date of grant, 30% of the shares subject to the options vesting in equal quarterly installments over the second year following the date of grant, and 40% of the shares subject to the options vesting in equal quarterly installments over the third year following the date of grant.
(4)	These stock options vest as to 25% the shares subject to the options on the first anniversary of vesting commencement date and as to the balance of the shares subject to the options in equal quarterly installments until all shares subject to the options are vested.
(5)	These stock options vest as to 100% of the shares subject to the options on the date of grant.
(6)	These stock options vest as to 100% of the shares subject to the options on the first anniversary of vesting commencement.
(7)	Mr. Kumaresan’s employment with us will terminate effective July 31, 2014.

2013 Options Exercised Table

The following table shows information regarding stock options that were exercised during the year ended December 31, 2013 by our named executive officers.

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)
David Friend	62,622	169,984
Anthony Folger	—	—
Swami Kumaresan (2)	50,626	683,815
Danielle Sheer	—	—
Peter Lamson	15,000	153,450

(1)	The aggregate dollar amount realized upon the exercise of the options represents the amount by which (x) the aggregate market price of the shares of our Common Stock on the date of exercise, exceeds (y) the aggregate exercise price of the applicable option.
(2)	Mr. Kumaresan’s employment with us will terminate effective July 31, 2014.

Pension Benefits

We did not sponsor any defined benefit pension or other actuarial plan for our named executive officers during the year ended December 31, 2013.

Nonqualified Deferred Compensation

We did not maintain any nonqualified defined contribution or other deferred compensation plans or arrangements for our named executive officers during the year ended December 31, 2013.

Severance Provisions

In May 2011, we entered into a severance agreement with Mr. Friend, setting forth the terms and conditions of his severance. Pursuant to the severance agreement, Mr. Friend is entitled to receive severance benefits if his employment is terminated by us without cause at any time or if he is constructively terminated by us. In such an event, Mr. Friend is entitled to continued payment of his base salary for twelve months and an additional payment in an amount equal to twelve times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Pursuant to his option agreements, upon a change in control, Mr. Friend is also entitled to full vesting acceleration with respect to his unvested options if he is terminated without cause or if he is constructively terminated prior to the first anniversary of the change in control.

Offer Letter Agreements

In November 2012, we entered into an offer letter agreement with Mr. Folger setting forth the terms and conditions of his employment. The offer letter agreement provided for an annual base salary of $280,000, subject to increases and modifications as determined by our Board and its Compensation Committee. Mr. Folger’s current base salary is $300,000. Pursuant to the offer letter agreement Mr. Folger is entitled to receive severance benefits if his employment is terminated by us without cause at any time or if he is constructively terminated by us. In such an event, Mr. Folger is entitled to continued payment of his base salary for six months and an additional payment in an amount equal to six times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Further, if prior to the first anniversary of a change in control, Mr. Folger is terminated by us without cause or if he is constructively terminated, Mr. Folger is entitled to full vesting acceleration with respect to his unvested options.

In October 2005, we entered into an offer letter agreement with Mr. Kumaresan, which was amended in September 2007, April 2011, and April 2012, setting forth the terms and conditions of his employment. The offer letter agreement provides for an annual base salary of $130,000, subject to increases and modifications as determined by our Board and its Compensation

Committee. Mr. Kumaresan’s current base salary is $267,800. Pursuant to the offer letter agreement, as amended, Mr. Kumaresan is entitled to receive severance benefits if his employment is terminated by us without cause at any time or if he is constructively terminated by us. In such an event, Mr. Kumaresan is entitled to continued payment of his base salary for six months and an additional payment in an amount equal to six times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Further, if prior to the first anniversary of a change in control, Mr. Kumaresan is terminated by us without cause or if he is constructively terminated, Mr. Kumaresan is entitled to full vesting acceleration with respect to his unvested options. On April 12, 2014, in connection with his termination of employment, we granted Mr. Kumaresan the right to exercise his vested stock options for a period of two years following the effective date of termination.

In June 2012, we entered into an amended and restated offer letter agreement with Ms. Sheer setting forth the terms and conditions of her employment. The offer letter agreement provides for an annual base salary of $250,000, subject to increases and modifications as determined by our Board and its Compensation Committee. Ms. Sheer’s current base salary is $257,500. Pursuant to the offer letter agreement, Ms. Sheer is entitled to receive severance benefits if her employment is terminated by us without cause at any time or if she is constructively terminated by us. In such an event, Ms. Sheer is entitled to continued payment of her base salary for three months and an additional payment in an amount equal to three times our contribution amount for the monthly health insurance premium for her during the month immediately prior to termination. Further, if prior to the first anniversary of a change in control, Ms. Sheer is terminated by us without cause or if she is constructively terminated, Ms. Sheer is entitled to continued payment of her base salary for three additional months and an additional payment in an amount equal to three times our contribution amount for the monthly health insurance premium for her during the month immediately prior to termination. Ms. Sheer is also entitled to full vesting acceleration with respect to her unvested options if she is terminated without cause or if she is constructively terminated prior to the first anniversary of a change in control.

In December 2010, we entered into an offer letter agreement with Mr. Lamson, which was amended in April 2011, setting forth the terms and conditions of his employment. The offer letter agreement provides for an annual base salary of $250,000, subject to increases and modifications as determined by our Board and its Compensation Committee. Mr. Lamson’s current base salary is $283,300. Pursuant to the offer letter agreement, as amended, Mr. Lamson is entitled to receive severance benefits if his employment is terminated by us without cause at any time or if he is constructively terminated by us. In such an event, Mr. Lamson is entitled to continued payment of his base salary for three months and an additional payment in an amount equal to three times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Further, if prior to the first anniversary of a change in control, Mr. Lamson is terminated by us without cause or if he is constructively terminated, Mr. Lamson is entitled to full vesting acceleration with respect to his unvested options.

Potential Payments Upon Termination, Upon a Change in Control, and Upon Termination Following a Change in Control

Potential Payments Upon Termination without a Change in Control

The following table sets forth quantitative estimates of the payments and benefits that would have accrued to each of our named executive officers if his or her employment had been terminated by us without cause on December 31, 2013, as described above under “—Severance Provisions” and “—Offer Letter Agreements.”

Name of Executive Officer	Salary Continuation ($)	Value of Accelerated Equity Awards ($)	Value of Continued Health Care Coverage Premiums ($)	Total ($)
David Friend	340,000	—	10,626	350,626
Anthony Folger	139,551	—	7,256	146,808
Swami Kumaresan (1)	130,000	—	3,125	133,125
Danielle Sheer	62,500	—	2,534	65,304
Peter Lamson	68,750	—	3,628	72,378

(1)	Mr. Kumaresan’s employment with us will terminate effective July 31, 2014.

Potential Payments Upon a Change in Control without Termination

None of our named executive officers would have received payments or benefits had a change in control of our company been consummated on December 31, 2013.

Potential Payments Upon Termination following a Change in Control

The following table sets forth quantitative estimates of the payments and benefits that would have accrued to each of our named executive officers pursuant to the severance agreements and offer letter agreements described above under “—Severance Provisions” and “—Offer Letter Agreements” and pursuant to stock option agreements if his or her employment had been terminated by us without cause or if he or she experienced a constructive termination within 12 months after a change in control of our company consummated on December 31, 2013.

Name of Executive Officer	Salary Continuation ($)	Value of Accelerated Equity Awards ($) (1)	Value of Continued Health Care Coverage Premiums ($)	Total ($)
David Friend	340,000	677,753	10,626	1,028,380
Anthony Folger	139,551	386,750	7,256	533,558
Swami Kumaresan (2)	130,000	177,020	3,125	310,145
Danielle Sheer	62,500	236,105	2,534	301,139
Peter Lamson	68,750	280,063	3,628	352,441

(1)	The amounts were calculated based on the aggregate amount by which the fair market value of our Common Stock subject to unvested equity awards exceeded the aggregate exercise price of the awards as of December 31, 2013, using $11.83 per share, the closing market price of our Common Stock as of December 31, 2013.
(2)	Mr. Kumaresan’s employment with us will terminate effective July 31, 2014.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We describe below transactions and series of similar transactions, during our last fiscal year, to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, holders of more than 5% of our Common Stock or any member of their immediate family had or will have a direct or indirect material interest.

Investors’ Rights Agreement

We are party to an investors’ rights agreement which provides that certain holders of our Common Stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. We obtained a waiver of the provisions of this investors’ rights agreement in connection with the filing of our registration statement on Form S-3 in November 2013.

Indemnification Agreement

We have entered into indemnification agreements with each of directors and executive officers which provide, among other things, that we will indemnify such directors and executive officers under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings to which he or she is or may be made a party by reason of his or her position as a director or executive officer, and otherwise to the fullest extent permitted under Delaware law and our By-Laws.

Other than as described above under this section “Certain Relationships and Related Transactions,” since the beginning of our last fiscal year, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s length dealings with unrelated third parties.

Policies and Procedures for Related Person Transactions

Our Board has adopted a written related person transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy is administered by our Audit Committee and covers any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we were or are to be a participant, the amount involved exceeds $50,000 and a related person had or will have a direct or indirect material interest. While the policy covers related person transactions in which the amount involved exceeds $50,000, the policy states that related person transactions in which the amount involved exceeds $120,000 are required to be disclosed in applicable filings as required by the Securities Act of 1933, as amended (the “Securities Act”), Exchange Act, and related rules. Our Board set the $50,000 threshold for approval of related person transactions in the policy at an amount lower than that which is required to be disclosed under the Securities Act, Exchange Act, and related rules because we believe that it is appropriate for our Audit Committee to review transactions or potential transactions in which the amount involved exceeds $50,000, as opposed to $120,000. Pursuant to this policy, our Audit Committee will (i) review the relevant facts and circumstances of each related person transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party and the extent of the related party’s interest in the transaction, and (ii) take into account the conflicts of interest and corporate opportunity provisions of our code of business conduct and ethics. Management will present to our Audit Committee each proposed related person transaction, including all relevant facts and circumstances relating thereto, and will update the Audit Committee as to any material changes to any related person transaction. All related person transactions may only be consummated if our Audit Committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Certain types of transactions have been exempted from this policy. These exempted transactions include: (i) certain compensation arrangements; (ii) transactions in the ordinary course of business where the related party’s interest arises only (a) from his or her position as a director of another entity that is party to the transaction, (b) from an equity interest of less than 5% in another entity that is party to the transaction, or (c) from a limited partnership interest of less than 5%, subject to certain limitations; and (iii) transactions in the ordinary course of business where the interest of the related party arises solely from the ownership of a class of equity securities in our company where all holders of such class of equity securities will receive the same benefit on a pro rata basis. No director may participate in the approval of a related person transaction for which he or she is a related party.